SUPPL 07027932 2(b) File No. 82-5190

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Unaxis Holding Inc.

Oerlikon will make major investment to expand its global footprint

Oerlikon raises the bar by establishing solar segment

Pfäffikon SZ, November 7, 2007 – OC Oerlikon Corporation AG, a global manufacturer of production systems, components and services for high-tech industrial applications, announced today that Oerlikon Solar will become a new segment within the Oerlikon Group as the company continues to expand its commitment to its solar business. This new business segment is under the leadership of Oerlikon Solar CEO Jeannine Sargent.

"The creation of a stand-alone segment within Oerlikon further strengthens our solar presence and will enable us to extend our leadership in the marketplace," Sargent said. "We are in a strong position to grow our market share while continuing to supply the industry with highly efficient solar manufacturing fabs."

To escalate production capacities, increase research and development activities and enter new business areas quicker, Oerlikon Solar will bring together all solar core competencies and new technologies under one umbrella. Providing complete, fully automated solar production solutions to customers requires seamless integration of key technologies such as thin-film coating, laser advancements, specialized mechanical engineering fields and global customer support.

"The creation of a new solar segment establishes the right organizational environment to meet the vast demands of a rapidly growing solar market," said Dr. Uwe Krüger, Oerlikon's CEO. "With the solar industry representing a multibillion Swiss Franc business opportunity for Oerlikon, we felt it vital to expand our current solar operations and investments worldwide."

As part of this push, Oerlikon Solar plans to double production capacity at its plant in Truebbach (Switzerland) and has established a 1 MWp pilot line.

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"This new pilot line will allow us to train customer engineers under real conditions," said

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

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Detlev Koch-Ospelt, head of Solar Thin Film. "In addition we can conduct R&D and produce customer samples in a clean room environment. We will also install and use thin-film solar modules on the roof of our facility." Additional manufacturing locations in Asia-Pacific and the United States are also currently under evaluation. Expanding the company's global footprint will place Oerlikon Solar in closer proximity to its customer base. To support its expansion, Oerlikon Solar will be aggressively recruiting highly skilled individuals to join its rapidly growing solar team.

Moreover, beginning in 2008 Oerlikon will report the solar segment financial figures separately as part of an ongoing effort to increase transparency. Additionally, Oerlikon Solar will carry full profit and loss responsibility for its global business.

Including CEO Jeannine Sargent Oerlikon Solar's current management team is comprised of: CFO Claus Ulrich Mai, Christopher Smith, head of Sales and Customer Support and the Business Unit Heads: Detlev Koch-Ospelt, head of the Solar Thin Film, Rudolf Zaengerle, head of the Laser and Christoph Bischof, head of Mechatronics.

For further Information please contact

Burkhard Boendel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Juerg Steinmann OC Oerlikon Balzers Ltd., Solar Phone +423 388 45 15 Fax +423 388 54 21 juerg.steinmann@oerlikon.com www.oerlikon.com/solar

About Oerlikon

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today.

About Oerlikon Solar

Oerlikon Solar is the leading supplier of high performance solutions for cost-effective mass productions of solar modules. Product offerings include automated turnkey lines, laser systems and advanced machining.

Headquartered in Truebbach (Switzerland), Oerlikon Solar has R&D, Sales and Customer Support locations throughout Asia, Europe and North America.

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OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com